Banco Santander Chile



Earnings Report 3Q20

October 30, 2020

Santander

Contents Page



CONTACT INFORMATION
Investor Relations Department
Banco Santander Chile
Bandera 140 Floor 19 Santiago, Chile
Tel: (562) 2320-8284
Email: irelations@santander.cl
Website: www.santander.cl

Important information

Banco Santander Chile cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2019 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	**Sept-20**	**Sept-19**	**% Change**
Total assets	57,168,493	46,579,439	22.7%
Gross customer loans	34,880,098	31,905,205	9.3%
Customer deposits	25,686,273	22,868,275	12.3%
Customer funds[1]	34,014,905	29,555,901	15.1%
Total shareholders' equity	3,646,910	3,358,402	8.6%

Income Statement (YTD)	**Sept-20**	**Sept-19**	**% Change**
Net interest income	1,150,210	1,041,030	10.5%
Net fee and commission income	198,254	210,384	(5.8%)
Net operating profit before provisions for loan losses	1,501,898	1,419,909	5.8%
Provision for loan losses	(426,185)	(268,443)	58.8%
Op expenses excluding impairment and other op. exp.	(578,081)	(560,780)	3.1%
Operating income	429,890	551,046	(22.0%)
Income before tax	430,820	551,867	(21.9%)
Net income attributable to equity holders of the Bank	334,012	435,386	(23.3%)

Profitability and efficiency	**Sept-20**	**Sept-19**	**Change bp**
Net interest margin (NIM) [2]	3.9%	4.1%	(21)
Efficiency ratio[3]	40.3%	40.6%	(34)
Return on avg. equity	12.5%	17.7%	(517)
Return on avg. assets	0.8%	1.4%	(61)
Core capital ratio	10.7%	10.2%	53
BIS ratio	15.1%	12.8%	236
Return on RWA	1.3%	1.8%	(57)

Asset quality ratios (%)	**Sept-20**	**Sept-19**	**Change (%)**
NPL ratio[4]	1.6%	2.0%	(43)
Coverage of NPLs ratio [5]	184.5%	129.5%	5,493
Cost of credit[5]	1.7%	1.2%	50

Clients and service channels (#)	**Sept-20**	**Sept-19**	**Change (%)**
Total clients	3,509,957	3,411,170	2.9%
Digital clients	1,425,857	1,189,054	19.9%
Current account holders (including Superdigital and Life)	1,350,251	1,087,343	24.2%
Branches	365	381	(4.2%)
ATMs (including depositary ATMs)	1,176	1,075	9.4%
Employees	10,792	11,037	(2.2%)

Market capitalization (YTD)	**Sept-20**	**Sept-19**	**Change (%)**
Net income per share (Ch$)	1.77	2.31	(23.3%)
Net income per ADR (US$)	0.90	1.27	(28.7%)
Stock price (Ch$/per share)	27.3	51.37	(46.9%)
ADR price (US$ per share)	13.86	28	(50.5%)
Market capitalization (US$mn)	6,478	13,187	(50.9%)
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. Customer funds= Demand deposits+ Time deposits+ Mutual funds brokered. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. NIM = Net interest income annualized divided by interest earning assets.
3. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
4. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.
5. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.
6. Provision expense annualized divided by average loans.

Section 2: Summary of results[1]

Net income increases 23.9% QoQ

Net income attributable to shareholders in 3Q20 totaled Ch$105,139 million (Ch$ 0.56 per share and US$ 0.28 per ADR). It is important to point out that 3Q20 results include an additional provision of Ch$30,000 million recognized in order to increase coverage ratios considering the uncertainty surrounding the potential impacts on credit quality of the COVID-19 crisis and Ch$34,133 million in regulatory provisions set aside for FOGAPE loans[2] due to a change in the expected loss model of these loans. Even with this impact net income increased 23.9% QoQ due to a lower overall provision expense, higher net interest income and cost control. This was partially offset by lower non-interest income affected by lower economic activity and lower treasury income. The ROE in the quarter reached 11.5% compared to 9.5% in 2Q20. **Net income attributable to shareholders in 9M20** decreased 23.3% YoY, totaling Ch$334,012 million (Ch$1.77 per share and US$0.90 per ADR) with the Bank's **ROAE** in 9M20 at 12.5%.

47% YoY rise in non-interest bearing demand deposits

The Bank's **total deposits** increased 12.3% YoY and decreased 3.3% QoQ in 2Q20. In the quarter, **non-interest bearing demand deposits** continued to grow strongly, reaching 12.1% QoQ and 47.0% YoY due to high growth of retail checking accounts and continued strength in the Bank's transactional banking services for companies as clients looked to increase their liquidity to confront the months of quarantine. Moreover, in the quarter, demand deposit growth was also driven by the effect of the withdrawal from the pension funds. This also led to high liquidity ratios with the Bank's **LCR** and **NSFR** reaching 157% and 119%, respectively.

Demand deposits by segment

Ch$ bn	9M20	YoY	QoQ
Individuals	5,088	63.2%	19.8%
SMEs	2,519	63.7%	6.7%
Retail	**7,607**	**63.4%**	**15.1%**
Middle Market	**3,644**	**33.8%**	**2.8%**
Corporate (SCIB)	**2,453**	**40.2%**	**19.7%**
Total[2]	**13,908**	**47.0%**	**12.1%**

Time deposits decreased 12.1% YoY and 16.7% QoQ due to lower interest rates. In March the Central Bank continued to lower its MPR, which serves as reference rate for most CLP denominated deposits. At the same time the Bank continued to enforce time deposit price discipline, improving our time deposit funding cost in nominal pesos in absolute terms and compared to our main peers.

1. The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Financial Markets Commission (CMF).
2 FOGAPE or the Fondo de Garantía para Pequeños Empresarios is a state fund that guarantees loans given to SMEs

Life and Superdigital driving digital account openings

Retail demand deposit growth was also driven by Life and Superdigital that thrived in the quarter**.** The lockdowns have increased the demand for online banking services and our attractive digital product offer drove record demand for these products. Our digital channels have proven vital during the COVID-19 crisis providing clients with an easy access to our transactional products.

Santander Life continues to be the main contributor to new client growth due to the success of this product's Meritolife Program and Digital On-boarding process for opening a checking account. Total new clients in Life in 2020 increased 110% YTD and in the third quarter Life opened a record 147,925 checking accounts. The lockdowns have increased the demand for online banking services and Santander Life's attractive product offer has continued to drive demand for this product. Life already has more than 360,000 clients, 75% of which were digitally onboarded. Santander Life received an NPS score of 71.


New Life clients each year
+110%
481
32,567
104,885
228,647
2017
2018
2019
Sep-20
+360,000
Total Life clients
~500,000 by year-end

In April, Superdigital was fully launched to the public and a record amount of debit accounts were opened in the quarter, providing an attractive alternative for unbanked Chileans to manage the money received from government initiatives during the COVID-19 crisis. In April Superdigital had 20,000 clients and this jumped to over 100,000 by September.


New Superdigital clients each year
147
18,301
91,981
+450%
2018
2019
sept.-20
+100,000
Total SD clients
~150,000 by year-end

The Bank opens 1.3x more current account than the banking system

As a result of these efforts, the Bank's market share in traditional checking accounts remained strong. According to the latest publicly available information, which is as of July 2020, net account openings at Santander Chile were equivalent to 1.3x the total account opening in the banking system. This figure has yet to reflect the strong jump in account opening in Life in August and September. These figures also do not include Superdigital, since those accounts are categorized as debit cards.


Current account openings through 7M20[1]
41,694
-9,805
Rest of banks
1.3x
More current account openings than the system[1]
22.3%
Market share of current accounts[1]

1. Source: CMF, with latest available information

Solid YoY loan growth of 9.3% with COVID related demand normalizing after peak in 2Q

Total loans increased 9.3% YoY and decreased 1.2% QoQ. After strong loan growth in the first semester of 2020, loan growth decelerated in the quarter as the **Middle-market** and **CIB** segment reduced their demand for working capital loans for liquidity needs and the demand from SMEs for FOGAPE loans also waned. As of September 30, 2020, approximately Ch$1,985 billion (or US$2.5 billion) loans had been granted under this scheme, representing 11.1% of our total commercial loan book, with the state guarantees covering around 78% on average.


FOGAPE loans disbursed each month
Ch$bn
932
577
257
139
45
May
June
July
August
September

Loans to individuals increased 6.1% YoY and were flat QoQ. **Consumer loans** continued to contract in the quarter, decreasing 2.8% QoQ as clients have become more restrictive in their consumption behavior and have focused on paying back their loans. **Mortgage loans** increased 11.0% YoY and 1.4% QoQ. Long-term interest rates have remained at attractive levels, contributing to the sustained growth among high-income earners.

Positive evolution of repayment of reprogrammed loans. Increasing coverage to 198%

At the start of the pandemic in March, the Bank offered grace periods to clients with good payment behavior with consumer loans receiving up to 3 months, commercial loans up to 6 months and mortgage loans initially receiving 3 months with the possibility to extend a further 3 months for clients that were most affected by the lockdowns. As we only gave 3-month grace periods for consumer loans, the payment holiday for most of these clients has finished. So far, the trends seen in August and September are positive with 98% of the reprogrammed clients already resuming payments.

During the quarter **provisions** increased 14.2% YoY and decreased 30.8% QoQ. The QoQ decrease was mainly due to positive evolution of asset quality, especially in consumer lending. This led to a **cost of credit** in 3Q20 of 1.5% in the quarter compared to 2.2% 2Q20. In July, the Bank added a further Ch$30,000 million of additional provisions to bolster coverage ratios due to the economic crisis caused by the pandemic. With this provision plus the additional provisions recognized in 2Q20 and in 4Q19, the total amount of additional provisions recognized in our balance sheet totaled Ch$76,000 million. In addition, in 3Q20 the Bank recognized Ch$34,133 million in provisions for FOGAPE loans to comply with a change in the expected loss models for these loans introduced by the CMF.

As a result, the **expected loan loss ratio** (Loan loss allowance over total loans) rose from 3.0% in 2Q20 to 3.1% in 3Q20. The **NPL ratio** improved from 2.0% in 3Q19 and 1.9% in 2Q20 to 1.6% in 3Q20 in part due to the payment holiday and the positive evolution of repayment behavior for reprogrammed consumer loans that became due. **Impaired loans ratio** remained stable at 5.3%. The **total Coverage ratio,** including additional provisions reached 198.5% in 3Q20.

BIS ratio at 10-year high leads to second payout of 2019 earnings

The Bank's core capital ratio[3] was 10.7% and the total BIS ratio[4] was 15.1% as of September 30, 2020, the highest level since 2009. In April, the Bank' shareholders approved the decision to distribute a dividend payout of 30%, in line with the regulatory minimum and lower than previous years, to ensure healthy capital ratios during the pandemic. Of the remaining 70% of 2019 net income, 40% was assigned to reserves and 30% to retained earnings.

Considering the solid capital ratios achieved as of September, the Board of Directors summoned an extraordinary shareholders' meeting to be held on November 26 to propose a dividend distribution of the 30% of 2019 earnings which were assigned to retained earnings. This is equivalent to Ch$0.88/share and a 3% dividend yield, using the share price on the day this announcement was made.

NII up 9.7% YoY in 3Q20 driven by lower cost of funds

In 3Q20, **Net interest income, NII,** increased 9.7% compared to 3Q19 and 0.3% compared to 2Q20. The rise in NII was driven by an increase of 1.9% QoQ and 18.7% YoY of interest earning assets. Moreover, in 3Q20, the 12.1% QoQ and 47.0% YoY increase in non-interest-bearing demand deposits had a positive impact on net interest income growth. Time deposit costs also continued to fall in line with short-term interest rates. These positive effects contributed to partially offset the lower inflation rate recorded in the quarter and growth in lower yielding, but less risky interest earning assets. The overall effect on **NIMs** was a decrease from 4.0% in 3Q19 and 3.8% in 2Q20 to 3.7% in 3Q20.

Lower results from non-client treasury income

Total non-interest income, which is the sum of fee income and financial transactions, net totaled Ch$99,050 million in 3Q20, a decrease of 29.0% QoQ and 27.4% YoY, mainly due to lower treasury income. **Non-client treasury results** had a weaker quarter as the Bank realized less gains from available-for-sale instruments. This was compensated by continued strong demand for **client treasury services** that totaled Ch$38,840 million and increased 2.8% compared to 3Q19 and decreased 14.4% compared to 2Q20, which had been particularly strong given the crisis. This reflects the demand on behalf of clients for treasury products, mainly for their hedging needs and market making.

Fee income decreased 14.1% compared to 3Q19 and 1.1% compared to 2Q20, mainly affected by lower economic activity and the negative effect of the new cyber-fraud legislation on insurance brokerage fees. As lockdowns continue

3. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to CMF BIS I definitions.
4. BIS ratio: Regulatory capital divided by RWA.

to ease fee income should rebound. Card transactions are already picking up due to greater usage of our card products. For this reason, in 3Q20 debit and credit card fees were up 47.1% QoQ and 53.7% YoY.

Productivity continues to rise. Efficiency ratio of 40.3% YTD

Operating expenses increased 1.7% YoY and decreased 1.1% QoQ with the Bank's **efficiency ratio** reaching 41.5% in 3Q20 and 40.3% YTD demonstrating good cost control. Productivity continues to rise with volumes (loans plus deposits) per branch increasing 15.4% YoY and volumes per employee rising 13.1% YoY despite the widespread lockdown for most of the quarter. YTD Operating expenses to total assets improved to 1.3% in 3Q20 compared to 1.8% in in 3Q19.

Summary of Quarterly Results

	Quarter			Change %	
(Ch$mn)	3Q20	2Q20	3Q19	3Q20/3Q19	3Q20/2Q20
Net interest income	381,568	380,343	347,954	9.7%	0.3%
Net fee and commission income	61,589	62,260	71,735	(14.1%)	(1.1%)
Total financial transactions, net	37,461	77,223	64,714	(42.1%)	(51.5%)
Provision for loan losses	(132,252)	(191,063)	(115,821)	14.2%	(30.8%)
Operating expenses (excluding Impairment and Other operating expenses)	(192,425)	(194,484)	(189,128)	1.7%	(1.1%)
Impairment, Other op. income & expenses	(17,182)	(19,373)	(2,836)	505.9%	(11.3%)
Operating income	**138,759**	**114,906**	**176,618**	**(21.4%)**	**20.8%**
Net income attributable to shareholders	**105,139**	**84,859**	**138,724**	**(24.2%)**	**23.9%**
Net income/share (Ch$)	0.56	0.45	0.74	(24.2%)	23.9%
Net income/ADR (US$)[1]	0.28	0.22	0.40	(29.6%)	29.8%
Total loans	**34,880,098**	**35,287,963**	**31,905,205**	**9.3%**	**(1.2%)**
Deposits	**25,686,273**	**26,556,405**	**22,868,275**	**12.3%**	**(3.3%)**
Shareholders' equity	3,646,910	3,613,823	3,358,402	8.6%	0.9%
Net interest margin	3.7%	3.8%	4.0%		
Efficiency ratio[2]	41.5%	38.9%	39.3%		
Return on equity[3]	11.5%	9.5%	16.7%		
NPL / Total loans[4]	1.6%	1.9%	2.0%		
Coverage NPLs[5]	184.5%	147.2%	129.5%		
Cost of credit[6]	1.5%	2.2%	1.5%		
Core Capital ratio[7]	10.7%	10.0%	10.2%		
BIS ratio[8]	15.1%	14.6%	12.8%		

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5. Coverage NPLs: loan loss allowances divided by NPLs.
6. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures
7. Core capital ratio = Shareholders' equity divided by risk-weighted assets according to CMF BIS I definitions.
8. BIS ratio: regulatory capital divided by RWA.

Section 3: Macro Recovery and COVID-19 Update

Constitutional reform approved in peaceful referendum

On October 25, 2020, the referendum to decide if Chile needed a new constitution took place in a peaceful context with 78% voting for a new constitution. Voters also opted for a constitutional convention, which involves a total of 155 members who will be elected by public vote in April 2021. The appointed convention will then have 9 months (which can be extended once by 3 months) to write the new constitution with each clause needing approval of 2/3 of the members of the constitutional assembly. Once completed, there will be an exit referendum in the first semester of 2022 to approve or reject the new constitution.

COVID-19 situation in Chile

The first case of COVID-19 in Chile was on March 3 and contagion continued to progress, reaching a peak of infections in mid-May. As lockdowns became more widespread in 2Q20, economic activity continued to contract. Following May's peak, the situation in Chile has gradually improved. The government implemented strict guidance on the reopening of the country, with each county having to meet targets in terms of cases and hospital availability in order to access greater mobility freedom with the possibility of stronger confinement measures if these indicators start to show deterioration. Currently mobility is around 70% of what it would be normally.

Easing of lockdown continues


Metropolitan Region
Other regions
Total
Habitantes comunas en cuarentena (miles)
12,000
10,000
8,000
6,000
4,000
2,000
0
Mar-20
May-20
Jun-20
Aug-20
Sep-20

Source: Ministry of Health and Santander

Government programs and withdrawal from pension funds help support households

The Government has announced various new initiatives for different segments of the Chilean population such as tax breaks and one-off payments to vulnerable households and aid to middle-class families.

In July, a law was passed permitting Chileans to withdraw a minimum of UF35 (US$1,200) and a maximum of UF150 (US$5,300) from their pension funds. For those that have funds below UF35, they were able to take out the total amount of their savings. The draw down was tax-free and approximately US$16 billion was withdrawn in August and September, the equivalent of 6% of GDP. This immediate injection of cash in the pockets of individuals as the lockdowns started to lift, contributed to higher consumption (and higher inflation) and also individuals repaying debts with more than 397,000 people qualifying to leave the Chilean negative credit bureau in the weeks following the withdrawals.

Households recently received significant liquidity injections



US$ millones
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Pension fund withdrawals
IFE
Middle class bonus
244
566
13,687
4,511
junio
julio
agosto
septiembre

Source: Ministry of Finance, S. Pensiones, and Santander

FOGAPE loans and payment holidays

Since the beginning of the crisis, the Government, Central Bank and CMF (our regulator) have been working together with the banks to provide measures to ensure that companies have access to funding and payment holidays.

In April, the Government announced **the extension of the FOGAPE program**, offering state guarantees for lending to SMEs, defined as companies with annual sales of up to 1,000,000 UF (US$ 34.9 million). The state guarantees between 60-85% of the loans given by banks to qualifying companies, with loans to smaller companies receiving higher levels of guarantees. These loans have a maximum amount of 3 months of sales, a preferential interest rate of the Central Bank Monetary Policy Rate (currently at 0.5%) + 3% and a term of 24-48 months. There will also be a 6-month grace period, including other loans with the same bank. The use of proceeds of these lines will be limited and cannot be used to distribute capital to owners, pay dividends or make new fixed asset investments. In addition, the CMF will permit for all commercial loans that are 30 days or less overdue, a grace period of up to 6 months with no impact of provisioning levels. As of September 30, 2020, the Bank had approved approximately Ch$ 1,985 million (or US$2.5 billion) loans granted under this program, representing 11.1% of our total commercial loan book, with the state guarantees covering around 78% on average. In 3Q20, the demand for FOGAPE has decelerated significantly, as the economy began to gradually recover.

FOGAPE loans disbursed each month



Ch$bn
932
577
257
139
45
May
June
July
August
September

In April, the CMF also introduced regulation to foster loan re-programming, enabling banks to not mark these loans as renegotiated, if the client requesting the payment holiday is less than 30 days overdue. For mortgage and commercial loans, the maximum payment holiday is up to 6 months and for consumer loans up to 3 months.

Even though there still exists an important amount of uncertainty surrounding the COVID-19 pandemic and asset quality going forward, payment trends have been positive so far. As of September 30, 2020, Ch$9,386 billion of loans were reprogrammed (26.9% of the total) and Ch$1,985 billion in FOGAPE loans were disbursed (11.1% of total commercial loans), totaling Ch$ 11,371 billion. Of these amounts, the payment holiday for Ch$2,473 billion has expired, of which only 2% were impaired. This mainly included the expiration of reprogrammed consumer loan payment holidays. In October and November an important portion of reprogrammed mortgage loans payment holidays expires. Of the reprogrammed mortgage clients, the majority should start resuming payments in 4Q20. Initial data through October 28 indicates that the early non-performance ratio for reprogrammed mortgage loans coming due was 2%, which favorably compared to the early non-performance ratio for these same clients pre-COVID, which was 4%. Our commercial clients with a FOGAPE loan will start repaying in December 2020/January 2021.

98% of reprogrammed loans that came due are performing


As of Sept. 30, 2020
Total Covid Solutions
11,371 Bn CLP
Fogape Covid
1,985 Bn CLP (17%)
Reprogrammed
9,386 Bn CLP (83%)
Current Outstanding
6,644 Bn CLP (71%)
Expired
2,743 Bn CLP (29%)
Paid
2,698 Bn CLP
(98%)
Overdue
44 Bn CLP
(2%)
(*) Contains second reprogramming for three months (3+3)

In August the CMF changed the risk weighting of the guaranteed portion of FOGAPE loans from 100% to 10%. For Banco Santander Chile this new treatment increased our core capital ratio by approximately 30 bp.

Central Bank liquidity lines

The **Central Bank enabled two types of liquidity lines for banks, totaling US$24 billion.** The first line is the facility available conditionally on loan growth (FCIC) to ensure that banks continue to finance and refinance households and businesses in Chile up to 15% of consumer and commercial loans. This line is secured with collateral with a maturity of up to 4 years. Banks can use government bonds, corporate bonds or highly rated large commercial loans as collateral for these lines. The second line available, the LCL, is part of this same 15% of the FCIC, however this is unsecured and available for banks for up to 2 years and each bank is limited by the liquidity reserve requirements by the Central Bank. The rate to be charged on these credit lines is the Monetary Policy Rate, which was reduced to 0.5% in March. Ultimately these credit lines should provide the liquidity to banks to enable them to continue financing companies and individuals. In July, the **Central Bank extended the liquidity program** (FCIC2) for US$16 billion with a limit of US$4 billion per bank conditional on COVID-19 commercial loan growth. As of September 30, 2020, Banco Santander Chile had utilized Ch$4,974,125 million (US$ 6.342 million) from these lines.

Santander Chile has started to implement a gradual return of central office staff

In terms of banking transactions, the reduction in clients coming to our branches is being supported by our digital channels with 10 times more digital transactions than transactions in branches in the quarter and digital clients increasing 19.9% in the last 12 months. As mentioned above, the account opening in Santander Life and Superdigital have reached record levels. From mid-March, the Bank started to roll out the tele-working plans due to COVID-19 with 95% of our central office employees working from home. At the same time ~70% of our branches remained open as banking was deemed an essential service by the authorities. In **other operating expenses** the Bank recognized various one-time costs related to COVID-19 effects in the amount of Ch$6,753 million in the nine-month period ended September 30, 2020. The Bank has implemented a detailed plan for gradually re-opening our main headquarters in downtown Santiago, with around 25% of the workforce returning to the office in alternating two-week shifts.


Digital clients
+19.9%
1,425,858
1,189,054
Sept-19
Dec-19
Mar-20
Jun-20
Sept-20

Section 4: YTD Results by reporting segment

Net contribution from business segments up 6.7% YoY with retail banking rising 41.1%

Year to date results

	Retail Banking[1]	Middle market[2]	SCIB[3]	Total segments[4]
Net interest income	783,541	255,308	84,605	1,123,454
Change YoY	11.2%	16.8%	19.5%	13.0%
Net fee and commission income	156,324	29,198	17,759	203,280
Change YoY	(8.1%)	2.7%	(14.5%)	(7.3%)
Total financial transactions, net	19,714	14,158	64,251	98,123
Change YoY	(7.3%)	11.8%	(12.3%)	(8.5%)
Total revenues	**959,578**	**298,664**	**166,616**	**1,424,857**
Change YoY	**7.1%**	**15.0%**	**1.1%**	**7.9%**
Provision for loan losses	(207,835)	(80,735)	(48,070)	(336,640)
Change YoY	(17.8%)	171.6%	1635.4%	18.0%
Net operating profit from business segments[5]	**751,743**	**217,929**	**118,546**	**1,088,218**
Change YoY	**16.9%**	**(5.2%)**	**(26.8%)**	**5.1%**
Operating expenses[6]	(448,249)	(69,164)	(53,187)	(570,600)
Change YoY	4.7%	(3.6%)	5.5%	3.7%
Net contribution from business segments[7]	**303,495**	**148,765**	**65,358**	**517,619**
Change YoY	**41.1%**	**(6.0%)**	**(41.4%)**	**6.7%**

1. Retail consists of Individuals and SMEs with annual sales below Ch$2,000 million.
2. Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.
3. Santander Corporate & Investment Banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million. Formerly called GBM
4 Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.
5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - Provision for loan losses.
6. Operating expenses = Personnel expenses +Administrative expenses + Depreciation.
7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments increased 6.7% YoY in 9M20 compared to the same period of 2019 due to strong net interest income growth, offset by higher **provisions** due to the COVID-19 pandemic which increased 18.0% YoY (not including the additional provisions recognized in 2Q20 and 3Q20).

Total revenues increased 7.9% YoY driven by strong margin growth. **Net interest income** (NII) from the business segments in 2020 grew 13.0% YoY mainly affected by strong loan growth of 9.3% YoY together with an improved funding mix driven by the strong growth of non-interest bearing demand deposits and lower time deposit costs. **Net fee and commission income** decreased 7.3% from the business segments as results this year have been impacted by the quarantines and consequent less activities particularly affecting our card business and investment banking. On a positive note checking account fees remained solid thanks to growth of clients opening our digital products such as Life and Superdigital and a recovery of card fees in recent months as the lockdowns have started to lift. **Financial transactions from our business segments** decreased 8.5% YoY due to lower demand from clients for treasury products, considering that 2019 was a record year in this product line. **Operating expenses** in our business segments increased

3.7% YoY mainly due to higher spending on technological innovations as the Bank has continued with digital transformations.

The net contribution from Retail banking increased 41.1% YoY. Total revenues increased 7.1% YoY driven by a 11.2% YoY increase in Net interest income in this segment due to the improved funding mix, higher loan spreads and the incorporation of Santander Consumer Chile S.A. Fees in this segment decreased 8.1% due to lower insurance brokerage and lower collections due to the quarantines. However, fees from checking accounts have remained solid thanks to growth of our digital banking offer through Superdigital and Santander Life despite having to lower the monthly fees charged to clients as banks are now more responsible for client card fraud and therefore can no longer charge clients for the insurance of their products. Also, card fees grew 26.2% despite the lower consumption behavior of clients this year due to the benefits of moving to the four-part interchange transaction model and to the acceleration of debit card usage from our growing Life client base. This was offset by less provisioning expense of 17.8% due to the reprogramming of loans during the pandemic, compensated by additional provisions that have not been assigned to any specific business segment. At the same time in 3Q19, the change in the provisioning model for commercial loans analyzed on a group basis in 2019 led to an increase in provisions to Ch$31 billion in said quarter. Operating costs increased by 4.7% YoY, mainly due to higher spending on technological innovations as the Bank has continued with digital transformations.

Net contribution from the Middle-market decreased 6.0% YoY in 9M20. Total revenues in this segment grew 15.0%, led by an increase of 16.8% in net interest revenue driven by loan growth of 9.9% YoY and an improved funding mix as well as higher fees of 2.7% and treasury income of 11.8%. This was compensated by higher provision expense in the period to cover the higher credit risk arising from the COVID-19 crisis.

Net contribution from the SCIB decreased 41.4% YoY in 9M20 despite a 6.8% YoY growth in loans volumes. Total revenues in this segment grew 1.1%, led by an increase of 19.5% in net interest revenue and offset by a fall in investment banking services and treasury income due to lower economic activity from pandemic. Furthermore, provision expense grew strongly in the period because of the COVID-19 crisis.

Section 5: Loans, funding and capital

Loan growth decelerates as demand for FOGAPE and working capital wanes.

Loans by segment

	YTD			Change %	
(Ch$mn)	**Sept-20**	**Jun-20**	**Sept-19**	**Sept-20/Sept-19**	**Sept-20/Jun-20**
Total loans to individuals[1]	**19,015,968**	**19,018,346**	**17,925,163**	**6.1%**	**(0.0%)**
Consumer loans	4,927,492	5,067,641	5,062,334	(2.7%)	(2.8%)
Residential mortgage loans	12,103,546	11,930,763	10,899,784	11.0%	1.4%
SMEs	**4,894,079**	**4,698,297**	**4,040,071**	**21.1%**	**4.2%**
Retail banking	**23,910,047**	**23,716,643**	**21,965,234**	**8.9%**	**0.8%**
Middle-market	**8,793,190**	**9,119,748**	**8,003,615**	**9.9%**	**(3.6%)**
Corporate & Investment banking (SCIB)	**1,896,722**	**2,273,420**	**1,776,404**	**6.8%**	**(16.6%)**
Total loans[2 3]	**34,880,098**	**35,287,963**	**31,905,205**	**9.3%**	**(1.2%)**

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 4 of the Financial Statements.
3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Total loans increased 9.3% YoY and decreased 1.2% QoQ. After strong loan growth in the first semester of 2020, demand in the quarter started to decelerate as demand for working capital lines on behalf of Middle-market and CIB clients waned. As a result, loans from our **Middle-market and CIB segments** contracted 3.6% QoQ and 16.6% QoQ, respectively. Our strategy with these segments continues to focus on the overall profitability of clients, improving the funding mix with high growth of demand deposits driving net interest income in the Middle-market and CIB to increase 16.8% and 19.5%, respectively in 9M20 compared to 9M19.

Loans to SMEs increased 21.1% YoY and 4.2% QoQ driven by FOGAPE loans (See Section 3). This program was launched at the beginning of May 2020. Since then demand has gradually been decelerating and in 3Q20 Ch$ 441 billion were disbursed compared to Ch$1.5 trillion in 2Q20. The state guarantees covered on average 78% of these loans.

Loans to individuals increased 6.1% YoY and remained stable in the quarter. **Consumer loans** decreased 2.8% QoQ as clients have become more restrictive in their consumption behavior and have focused on paying back their loans. On a YoY basis this was compensated in part by the acquisition of Santander Consumer auto lending business in 4Q19. **Mortgage loans** increased 11.0% YoY and 1.4% QoQ. Long-term interest rates have remained at attractive levels, contributing to the sustained growth, especially among high-income earners.

Demand deposits up 47.0% YoY

Funding

	YTD			Change %	
(Ch$mn)	Sept-20	Jun-20	Sept-19	Sept-20/Sept-19	Sept-20/Jun-20
Demand deposits	13,907,876	12,411,024	9,463,459	47.0%	12.1%
Time deposits	11,778,397	14,145,381	13,404,816	(12.1%)	(16.7%)
Total Deposits	**25,686,273**	**26,556,405**	**22,868,275**	**12.3%**	**(3.3%)**
Mutual Funds brokered[1]	8,328,632	7,788,038	6,687,626	24.5%	6.9%
Bonds	8,544,404	9,442,203	9,266,604	(7.8%)	(9.5%)
Central Bank lines	4,974,125	3,331,346	-	--%	49.3%
Adjusted loans to deposit ratio[2]	98.6%	93.6%	95.4%		
LCR [3]	156.8%	198.0%	135.9%		
NSFR [4]	118.9%	104.9%	108.5%		

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank's mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio.
3. Liquidity Coverage Ratio calculated according to Chilean regulations.
4. Net Stable Funding Ratio calculated using internal methodology. Chilean ratios are still under construction.

The Bank's **total deposits** increased 12.3% YoY and decreased 3.3% QoQ in 2Q20. In the quarter, **non-interest bearing demand deposits** continued to grow strongly, increasing 12.1% QoQ and 47.0% YoY due to high growth of retail checking accounts and continued strength in the Bank's transactional banking services for companies as clients looked to increase their liquidity to confront the months of quarantine. Moreover, in the quarter, demand deposit growth was also driven by the effect of the withdrawal from the pension funds, increasing the individuals' account balances in the quarter and CIB being an important payer of these funds on behalf of the AFPs (Chilean pension fund administrators). The Bank also continued to access the available **Central Bank liquidity lines** priced at MPR amounting to Ch$4,974,125 million as of September 30, 2020. This also led to a high liquidity ratio with the Bank's **LCR** and **NSFR** reaching 157% and 119%, respectively.

Demand deposits by segment

Ch$ bn	9M20	YoY	QoQ
Individuals	5,088	63.2%	19.8%
SMEs	2,519	63.7%	6.7%
Retail	**7,607**	**63.4%**	**15.1%**
Middle Market	**3,644**	**33.8%**	**2.8%**
Corporate (SCIB)	**2,453**	**40.2%**	**19.7%**
Total[2]	**13,908**	**47.0%**	**12.1%**

As of July 2020, the latest data available, Santander Chile had net account openings of 41,694 compared to -9,805 net opening (closure) for the rest of the banking system. This indicates that through **July there were 1.3x more account openings** at Santander Chile than the whole system. It is important to point out that these market share figures do not include the large surge in checking account openings at Santander Life beginning in August and does not include Superdigital, which is a prepaid digital debit card. Overall market participation in checking accounts increased to 22.3% (up from 21.7% in December 2019).

Time deposits decreased 12.1% YoY and 16.7% QoQ due to lower interest rates. In March the Central Bank continued to lower its MPR, which serves as the reference rate for most CLP denominated deposits. At the same time the Bank continued to enforce time deposit price discipline, improving our time deposit funding cost in nominal pesos in absolute terms and compared to our main peers.

The low rate environment also drove the 24.5% YoY and 6.9% QoQ rise in **mutual funds** brokered through the Bank as clients searched for higher yielding investments driving asset management brokerage fees.

CLP Time Deposit Cost Evolution[1]



3.1%
2.9%
2.8%
2.75%
0.9%
0.8%
0.5%
0.50%
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Santander
Chile
BCI
Central Bank Rate

1. Source: CMF. Quarterly Calculation is based on time deposit in CLP average and interest paid on time deposits in pesos.

ROAE of 12.5% in 9M20 despite COVID-19 crisis. BIS ratio at 10- year high of 15.1%

Equity

	YTD			Change %	
(Ch$mn)	**Sept-20**	**Jun-20**	**Sept-19**	**Sept-20/Sept-19**	**Sept-20/Jun-20**
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	2,341,986	2,341,986	2,159,783	8.4%	0.0%
Valuation adjustment	14,185	54,695	2,546	457.1%	(74.1%)
Retained Earnings:					
Retained earnings prior periods	165,628	165,628	-	--%	0.0%
Income for the period	334,012	228,873	435,386	(23.3%)	45.9%
Provision for mandatory dividend	(100,204)	(68,662)	(130,616)	(23.3%)	45.9%
Equity attributable to equity holders of the Bank	**3,646,910**	**3,613,823**	**3,358,402**	**8.6%**	**0.9%**
Non-controlling interest	82,226	80,995	46,936	75.2%	1.5%
Total Equity	3,729,136	3,694,818	3,405,338	9.5%	0.9%
Quarterly ROAE	**11.5%**	**9.5%**	**16.7%**		
YTD ROAE	**12.5%**	**13.0%**	**17.7%**		

Shareholders' equity totaled Ch$3,646,910 million as of September 30, 2020 and grew 8.6% YoY and 0.9% QoQ. The Bank's **ROAE** in the first nine months of 2020 was 12.5% which even though is below historical levels is still higher than the Bank's cost of capital.

Capital Adequacy

	YTD			Change %	
(Ch$mn)	**Sept-20**	**Jun-20**	**Sept-19**	**Sept-20/Sept-19**	**Sept-20/Jun-20**
Tier I (Core Capital)	3,646,910	3,613,823	3,358,402	8.6%	0.9%
Tier II	1,510,709	1,666,390	856,484	76.4%	(9.3%)
Regulatory capital	**5,157,619**	**5,280,213**	**4,214,886**	**22.4%**	**(2.3%)**
Risk weighted assets	34,095,749	36,238,926	33,025,025	3.2%	(5.9%)
Tier I (Core Capital) ratio	**10.7%**	**10.0%**	**10.2%**		
BIS ratio	**15.1%**	**14.6%**	**12.8%**		

Risk weighted assets (RWA) increased 3.2% in YoY driven by loan growth and decreased 5.9% QoQ. During the quarter the CMF published new regulations for the computation of the FOGAPE loans for capital purposes. Previously, the FOGAPE loans were risk-weighted 100% with the guarantee computing as Tier II in the BIS ratio, whereas now the guarantees are no longer considered in Tier II and the risk weighting of the guaranteed portion of the FOGAPE loans is now risk-weighted 10% instead of 100%. This led to an improvement in our core capital ratio of approximately 30bp. In 1H20, the Bank issued subordinated debt totaling Ch$1,364,691 million, an increase of 69.3% YoY, driving the rise in our total capital ratios. As a result, regulatory capital has increased 22.4% YoY compared to the 3.2% rise in RWA in the same period.

The Bank's core capital ratio[1] was 10.7% and the total BIS ratio[2] was 15.1% as of September 30, 2020, the highest level since 2009. In April, the Bank' shareholders approved the decision to distribute a dividend payout of 30%, in line with the regulatory minimum and lower than previous years, to ensure healthy capital ratios during the pandemic. Of the remaining 70% of 2019 net income, 40% was assigned to reserves and 30% to retained earnings. Considering this and the solid capital ratios attained by the Bank, on October 21, the Board of Directors called an extraordinary shareholders' meeting to be held on November 26, 2020 to propose a dividend distribution of the 30% of 2019 earnings, which were previously assigned to retained earnings.


BIS ratio
14.5%
14.7%
13.7%
13.8%
14.0%
13.2%
13.4%
13.9%
13.4%
12.9%
15.1%
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Sept-20

As a reminder the regulator has decided to postpone implementation of BIS III until the end of 2021. In any case, by the end of 2020 we will have all the guidelines and regulations published, with the phase-in to start in December 2021. During the quarter, the Pillar II requirements were published for consultation. Pillar II can fluctuate between 0-4% of risk-weighted assets and be composed of Tier 1 or 2 capital. It looks to make sure that banks have enough capital to cover concentration risk, banking book market risk, reputational risk and liquidity risk and involves self-evaluation and evaluation by our regulation, the CMF.

1. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to CMF BIS I definitions.
2. BIS ratio: Regulatory capital divided by RWA.

Section 6: Analysis of quarterly income statement

NII in 3Q20 up 9.7% YoY. Lower inflation partially offset by improved funding mix

Net interest income/ Margin

	Quarter			Change %	
(Ch$mn)	**3Q20**	**2Q20**	**3Q19**	**3Q20/3Q19**	**3Q20/2Q20**
Net interest income	**381,568**	**380,343**	**347,954**	**9.7%**	**0.3%**
Average interest-earning assets	40,963,069	40,190,322	34,504,184	18.7%	1.9%
Average loans (including interbank)	35,015,233	34,775,498	31,470,538	11.3%	0.7%
Avg. net gap in inflation indexed (UF) instruments[1]	6,088,200	6,106,304	3,953,651	54.0%	(0.3%)
Interest earning asset yield[2]	4.2%	5.1%	6.5%		
Cost of funds[3]	0.5%	1.3%	2.5%		
Net interest margin (NIM) [4]	**3.7%**	**3.8%**	**4.0%**		
Quarterly inflation rate[5]	0.0%	0.3%	0.5%		
Central Bank reference rate	0.5%	0.5%	2.0%		

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by sum of average interest bearing liabilities and demand deposits.
4. Annualized net interest income divided by average interest earning assets.
5. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 3Q20, **Net interest income, NII,** increased 9.7% compared to 3Q19 and 0.3% compared to 2Q20. The Bank's **NIM** in 3Q20 was 3.7%, lower compared to the 3.8% in 2Q20 and 4.0% in 3Q19, with lower inflation in the quarter of 0.0% and an increase in lower yielding, less risky assets. The Bank has two major sensitivities in its balance sheet in a 12M period: (i) net asset sensitivity to inflation, since the Bank has more assets than liabilities linked to inflation and (ii) net liability sensitivity to short-term rates, since the Bank's time deposits are mainly denominated in nominal peso and have a shorter duration than interest earning assets.

The Central Bank has continued a process of relaxing monetary policy with the latest rate cuts in March 2020, when it was reduced to 0.5%, considered to be the technical minimum by the Central Bank. This had a positive impact on time deposit costs denominated in nominal pesos, which comprise most of our time deposits. In 3Q20 the 12.1% QoQ increase in non-interest bearing demand deposits also had a positive impact on margins. Furthermore, the Bank has accessed Ch$4,974,125 million of the Central Bank liquidity lines with an interest rate of 0.5%. **Cost of funds** decreased from 2.5% in 3Q19 to 0.5% in 3Q20. These positive effects contribute to offset the abovementioned lower inflation and growth in lower yielding but less risky interest earning assets, such as government treasuries, Central Bank bonds, corporate loans and FOGAPE loans. The overall effect on NIMs was a decrease from 4.0% in 3Q19 and 3.8% in 2Q20 to 3.7% in 3Q20.

Going forward we expect quarterly inflation to increase to 0.8% in 4Q20 and to 2.4% for the full-year 2021, while the MPR should remain at 0.5%. This in general has signified that **NIMs should be rising going forward**. This could be partially offset by a decrease in non-interest bearing liabilities as current growth rates are difficult to sustain, and loan growth focused on lower yielding segments.

Positive first signs of repayment. Coverage at 199%.

During the quarter, **provisions for loan losses** totaled Ch$132,252 million and increased 14.2% YoY and decreased 30.8% QoQ. The **cost of credit** in 3Q20 reached 1.5% compared to 2.2% 2Q20 and 1.5% in 3Q19 (when the Bank recognized Ch$31 billion for the regulatory change to the provisioning model for commercial loans analyzed on a collective basis). The lower cost of credit compared to 2Q20 was mainly due to lower provision in CIB and the Middle-market and positive credit behavior among individuals, especially in consumer lending.



Quarterly cost of risk¹
%
1.5%
1.9%
1.2%
2.2%
1.5%
3Q19
4Q19
1Q20
2Q20
3Q20
Cost of risk

1. Quarterly provision expense annualized divided by average interest earning assets.

At the start of the pandemic in March, the Bank offered grace periods to clients with good payment behavior with consumer loans receiving up to 3 months, commercial loans up to 6 months and mortgage loans initially receiving 3 months with the possibility to extend a further 3 months for clients that were most affected by the lockdowns.

Even though there still exists an important amount of uncertainty surrounding the COVID-19 pandemic and asset quality going forward, payment trends have been positive so far. As of September 30, 2020, Ch$9,386 billion of loans were reprogrammed (26.9% of total loans) and Ch$1,985 billion in FOGAPE loans were disbursed (11.1% of total commercial loans). Of these amounts, the payment holiday for Ch$2,743 billion had expired as of September 30, 2020, of which only 2% were overdue or given an additional 3 months payment holiday. This mainly included the expiration of reprogrammed consumer loan payment holidays. In October and November, an important portion of reprogrammed mortgage loans payment holidays expires. So far, the early non-performance ratio (<90days) for mortgage loans with a payment holiday expiring in October 2020 has been 2%, which compares favorably with the payment behavior of these same cluster of clients pre-COVID-19 when it was 4%. FOGAPE payment holidays begin to expire in December 2020.


COVID-19 Grace Period Results
Total Covid Solutions
Ch$11,371 bn
Fogape Covid
Ch$1,985 bn (17%)
W/ payment holiday
Ch$9,386 Bn (83%)
Current Outstanding
Ch$ 6,644 bn (71%)
Expired
Ch$2,743 bn (29%)
Paid
Ch$2,698 bn
(98%)
Overdue
Ch$44 bn
(2%)
(*) Contains second
payment holiday for
three months (3+3)

In order to ensure high coverage ratios during the pandemic, the Bank has decided to recognize **additional provisions** throughout 2020. As a reminder in 4Q19, the Bank took on additional provisions for the consumer portfolio anticipating potential future regulatory changes to the consumer provisioning model for a total of Ch$16 billion. In 2Q20, the Bank added Ch$30 billion and a further Ch$30 billion in 3Q20. In total, the Bank has set aside since 4Q19, Ch$76 billion in additional provisions of which, Ch$36 billion are for consumer loans and Ch$20 billion has been allocated each to the mortgage and commercial loan portfolio. The Bank's Board of Directors has indicated to management **to set aside Ch$25 billion in additional provision in October 2020**. The positive evolution of asset quality following the finalization of part of the payment holidays is pointing towards to a low cost of risk in 4Q20, but given the uncertainty that still exists around the COVID-19 crisis and that new waves of the virus could hurt economic activity, the Board felt it was prudent to take this charge. Including this charge, **the cost of credit in 4Q20 should be downward trending compared to 2Q and 3Q20**.

The **expected loan loss ratio** (Loan loss allowance over total loans) rose from 3.0% in 2Q20 to 3.1% in 3Q20 as the Bank continued to increase its coverage ratio. The **total Coverage ratio,** including the additional provisions, reached 198.5% in 3Q20. The **NPL ratio** improved from 2.0% in 3Q19 and 1.9% in 2Q20 to 1.6% in 3Q20 in part due to the payment holidays given in previous months while the **Impaired loans ratio** remained stable at 5.3%.

Provision for loan losses by product

	Quarter			Change %	
(Ch$mn)	3Q20	2Q20	3Q19	3Q20/3Q19	3Q20/2Q20
Consumer loans	(32,676)	(66,140)	(41,872)	(22.0%)	(50.6%)
Commercial loans[1]	(93,553)	(112,022)	(71,300)	31.2%	(16.5%)
Residential mortgage loans	(6,023)	(12,901)	(2,649)	127.4%	(53.3%)
Total Provision for loan losses[2]	**(132,252)**	**(191,063)**	**(115,821)**	**14.2%**	**(30.8%)**

1. Includes provision for loan losses for contingent loans. In 3Q19, the Bank recognized Ch$31,000 million in commercial loans provisions due to a regulatory change to the provisioning model for commercial loans analyzed on a collective basis.
2. In 2Q20 we established additional provisions of Ch$30 billion due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 3Q20 we established a further Ch$30 billion in additional provisions, again assigned equally between the three portfolios.

Provision expense for commercial loans decreased 16.5% compared to 2Q20 as asset quality in commercial lending did not deteriorate significantly in 3Q20. The Bank also recognized higher provisioning in the second quarter for certain sectors with increased risk due to the lower economic growth. It is important to remember that in both 2Q20 and 3Q20, the Bank **recognized Ch$10 billion in additional provisions for commercial loans**, to reach a total of Ch$20 billion. In 3Q20, the Bank also **recognized Ch$34,133 billion in provisions for FOGAPE loans** in line with a regulatory change for calculating the expected loss for these loans. Approximately 78% of the loan amount in FOGAPE loans are guaranteed by the government The **Impaired commercial loan** ratio reached 6.4% in 3Q20 compared to 6.3% in 2Q20. The **commercial NPL ratio continued to** improve from 2.2% in 2Q20 to 2.0% in 3Q20 due to payment holidays, but also strong growth in low risk Corporate and FOGAPE loans. The **Coverage ratio of non-performing commercial loans** increased from 155.4% in 2Q20 to 188.9% in 3Q20.

Provisions for loan losses for consumer loans decreased 22.0% compared to 3Q19 and 50.6% compared to 2Q20. These figures also include Ch$10,000 million in voluntary additional provisions in 2Q20 and again in 3Q20. The **consumer NPL ratio** improved significantly from 1.7% in 2Q20 to 1.2% in 3Q20 with the **Impaired consumer loan ratio** also improving from 5.8% in 2Q20 to 5.6% in 3Q20. So far, our consumer loan book has shown good payment behavior including, both the expiring reprogrammed loans, and the back book without payment holidays. It is important to remember that consumer loans have been contracting since the beginning of the year as clients that did not request payment holidays have shown positive payment behavior. This is due to the focus in recent years of expanding our consumer loan book mainly among high-income earners. The withdrawal of pension fund money also had a positive impact on consumer loan asset quality and recoveries in the quarter. The **Coverage of consumer loans,** including additional provisions, was 552.1% in the quarter.

Provisions for loan losses for residential mortgage loans amounted to Ch$6,023 million in 3Q20 including the Ch$10,000 million in additional provisions. The **NPL ratio of mortgage loans** improved from 1.5% in 2Q20 to 1.0% in 3Q20, while the **Impaired mortgage loan ratio** also improved from 3.6% in 2Q20 to 3.5% in 3Q20 due to the payment holidays, as well as positive payment behavior of clients that did not request payment holidays. The **Coverage of mortgage loans** finished the quarter at 65.3%. Over recent years, we have maintained a focus on originating mortgage loans among high-income earners with an average loan to value below 80%. This has been a key factor in maintaining healthy asset quality in this product.

Provision for loans losses and asset quality

	Quarter			Change %	
(Ch$mn)	3Q20	2Q20	3Q19	3Q20/3Q19	3Q20/2Q20
Gross provisions	(86,395)	(139,603)	(101,044)	(14.5%)	(38.1%)
Charge-offs[1]	(36,400)	(35,251)	(37,252)	(2.3%)	3.3%
Gross provisions and charge-offs	**(122,795)**	**(174,854)**	**(138,296)**	**(11.2%)**	**(29.8%)**
Loan loss recoveries	20,543	13,791	22,475	(8.6%)	49.0%
Provision for loan losses excluding additional provisions	**(102,252)**	**(161,063)**	**(115,821)**	**(11.7%)**	**(36.5%)**
Additional provisions	(30,000)	(30,000)	-	--%	0.0%
Provision for loan losses[2]	**(132,252)**	**(191,063)**	**(115,821)**	**14.2%**	**(30.8%)**
Cost of credit[3]	**1.51%**	**2.20%**	**1.47%**		
Total loans[4]	34,880,098	35,287,963	31,905,205	9.3%	(1.2%)
Total Loan loss allowances (LLAs) [5]	(1,078,094)	(1,064,737)	(820,261)	31.4%	1.3%
Non-performing loans[6] (NPLs)	**543,246**	**664,754**	**633,259**	**(14.2%)**	**(18.3%)**
NPLs consumer loans	57,457	87,342	81,448	(29.5%)	(34.2%)
NPLs commercial loans	358,918	399,596	389,361	(7.8%)	(10.2%)
NPLs residential mortgage loans	126,871	177,816	162,450	(21.9%)	(28.7%)
Impaired loans[7]	**1,845,310**	**1,875,052**	**1,852,359**	**(0.4%)**	**(1.6%)**
Impaired consumer loans	275,416	296,408	263,909	4.4%	(7.1%)
Impaired commercial loans	1,149,870	1,145,583	1,068,715	7.6%	0.4%
Impaired residential mortgage loans	420,024	433,061	519,735	(19.2%)	(3.0%)
Expected loss ratio[8](LLA / Total loans)	**3.1%**	**3.0%**	**2.6%**		
NPL / Total loans	**1.6%**	**1.9%**	**2.0%**		
NPL / consumer loans	1.2%	1.7%	1.6%		
NPL / commercial loans	2.0%	2.2%	2.4%		
NPL / residential mortgage loans	1.0%	1.5%	1.5%		
Impaired loans / total loans	**5.3%**	**5.3%**	**5.8%**		
Impaired consumer loan ratio	5.6%	5.8%	5.2%		
Impaired commercial loan ratio	6.4%	6.3%	6.7%		
Impaired mortgage loan ratio	3.5%	3.6%	4.8%		
Coverage of NPLs[9]	**198.5%**	**160.2%**	**129.5%**		
Coverage of NPLs non-mortgage[10]	183.4%	152.9%	128.1%		
Coverage of consumer NPLs[11]	552.1%	372.9%	319.7%		
Coverage of commercial NPLs[12]	188.9%	155.4%	128.1%		
Coverage of mortgage NPLs[13]	65.3%	43.7%	37.6%		

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.
3. In 2Q20 we established additional provisions due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 3Q20 we established further additional provisions due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage.
4. Includes interbank loans.
5. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20 and the Ch$ 30,000 million established in 3Q20.
6. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
7. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
8. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the CMF's guidelines. Adjusted to include the Ch$16,000 million additional provisions in 4Q19, the additional provisions established in 2Q20 for Ch$30,000 million and the Ch$ 30,000 million established in 3Q20.
9. LLA / NPLs. Adjusted to include the Ch$16,000 million additional provisions in 4Q19, the additional provisions established in 2Q20 for Ch$30,000 million and the Ch$ 30,000 million established in 3Q20.
10. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Includes the additional provision of Ch$20,000 million per portfolio in June and July 2020 and Ch$16,000 million in 4Q19.
11. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020 and Ch$16,000 million in 4Q19.
12. LLA of commercial loans/ commercial NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020.
13. LLA of mortgage loans/mortgage NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020.

Fee income affected by lower economic activity. Positive trends in card fees

Fee income decreased 14.1% compared to 3Q19 and 1.1% compared to 2Q20. Fees in the quarter were mainly affected by ongoing quarantines, lower economic activity and regulatory impacts. By products, the evolution of fees was as follows:

Fee Income by Product

	Quarter			Change %	
(Ch$mn)	3Q20	2Q20	3Q19	3Q20/3Q19	3Q20/2Q20
Card fees	20,490	13,929	13,329	53.7%	47.1%
Asset management	10,666	10,614	12,478	(14.5%)	0.5%
Guarantees, pledges and other contingent op.	9,131	8,611	8,460	7.9%	6.0%
Checking accounts	8,404	8,840	9,028	(6.9%)	(4.9%)
Insurance brokerage	7,558	11,767	13,334	(43.3%)	(35.8%)
Collection fees	3,221	5,188	8,391	(61.6%)	(37.9%)
Brokerage and custody of securities	2,661	2,757	2,487	7.0%	(3.5%)
Other	(542)	554	4,228	(112.8%)	(197.9%)
Total fees	**61,589**	**62,260**	**71,735**	**(14.1%)**	**(1.1%)**

This year a new law came into effect making banks more responsible for cyber-fraud suffered by clients and, therefore, making some fraud insurance products redundant. This explains the 4.9% QoQ and 6.9% YoY fall in **checking account fees** as some checking account plan prices had to be readjusted due to the elimination of components of fraud insurance for checking accounts.

This was partially offset by the record level of account opening in the quarter. Santander Life continues to be the main contributor to new client growth due to the success of this product's Meritolife Program and Digital On-boarding process, and we opened 147,925 Life accounts in the quarter compared to 42,963 in the same period in 2019. Life is a completely digital solution to serve the middle-income segment clients with an efficient cost base. Superdigital also had a record amount of accounts opened in the quarter, with 39,802 new clients. Our digital channels have a high level of client satisfaction and should drive fee income in the future.

The fall in checking account fees was also compensated by greater **card fees** due to the switch away from a three-part interchange fee model commonly used in Chile to the four-part interchange fee model used more frequently world-wide. For this reason, fees from both credit and debit cards increased 47.1% QoQ and 53.7% YoY. The growth of our Life debit cards and Superdigital prepaid cards, as well as a strong increase in online shopping also drove card usage and fees in the quarter.

The 37.9% QoQ and 61.6% YoY decrease in **collection fees** due to lower collection of credit related insurance as loan demand remains subdued. This also explains the 35.8% and 43.3% YoY decline in **insurance brokerage fees**. To offset this the Bank has been heavily pushing Insuretech platforms. In April, Klare was officially launched (www.klare.cl). This is an online digital platform for brokering life insurance products of an insurtech that Santander supports. Klare is

already selling life insurance premiums equivalent to 2x that of the branch network. The Bank's online auto insurance brokerage business, Autocompara, is also gaining momentum. Autocompara is directly accessible through the Bank's homebanking site and as of August became the number 1 auto insurance broker in Chile.

Fee Income by Client Segment

	Quarter			Change %	
(Ch$mn)	3Q20	2Q20	3Q19	3Q20/3Q19	3Q20/2Q20
Retail banking[1]	48,394	49,598	57,904	(16.4%)	(2.4%)
Middle-market	9,490	8,998	8,982	5.7%	5.5%
SCIB[2]	5,294	6,042	6,514	(18.7%)	(12.4%)
Others	(1,589)	(2,378)	(1,664)	(4.5%)	(33.2%)
Total	**61,589**	**62,260**	**71,736**	**(14.1%)**	**(1.1%)**

1. Includes fees to individuals and SMEs.
2. Santander Corporate and Investment Banking

Fees in Retail banking decreased 16.4% compared to 3Q19 and 2.4% compared to 2Q20 as the effects of the lockdown in Santiago and other major cities in Chile reduced fees generated from products such as insurance. Furthermore, in 2020 a new law was passed that made banks responsible for card fraud further lowering the fees received for this concept. Checking account fees were negatively affected as the monthly current account charges were reduced as the account plans no longer include fraud insurance. This was offset by a rebound in card fees as our clients started to show signs of increasing consumption after many months of lockdown along with a surge in use of Life and Superdigital debit cards from this growing client base and the better economics of our cards under the 4-part interchange fee model.

Fees in the Middle-market increased 5.7% compared to 2Q19 and 5.5% compared to 2Q20 with growing demand for guarantees and other contingent operations.

Fees in SCIB decreased 18.7% YoY and 12.4% QoQ in the quarter, as our larger corporate clients required less financial advisory services and investment banking deals due to lower economic activity.

Lower treasury results due to a decrease in realized gains from AFS portfolio

Results from Total financial transactions, net was a gain of Ch$37,461 million in 3Q20, a decrease of 42.1% compared to 3Q19 and 51.5% compared to 2Q20. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank's spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong volatility or appreciation/depreciation of the exchange rate.

Total financial transactions, net

	Quarter			Change %	
(Ch$mn)	3Q20	2Q20	3Q19	3Q20/3Q19	3Q20/2Q20
Net income (expense) from financial operations[1]	(48,541)	60,377	5,698	(951.9%)	(180.4%)
Net foreign exchange gain[2]	86,002	16,846	59,016	45.7%	410.5%
Total financial transactions, net	**37,461**	**77,223**	**64,714**	**(42.1%)**	**(51.5%)**

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.
2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net by business

	Quarter			Change %	
(Ch$mn)	3Q20	2Q20	3Q19	3Q20/3Q19	3Q20/2Q20
Client treasury services	38,840	45,381	37,778	2.8%	(14.4%)
Non-client treasury income[1]	(1,379)	31,841	26,936	--%	--%
Total financ. transactions, net	**37,461**	**77,223**	**64,714**	**(42.1%)**	**(51.5%)**

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank's trading portfolio, realized gains from the Bank's available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues reached a gain of Ch$38,840 million in the quarter, an increase of 2.8% compared to 3Q19 and a decrease of 14.4% compared to 2Q20. The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products, mainly for their hedging needs and market making.

Non-client treasury totaled a loss of Ch$1,379 million in the quarter. The Bank's fixed income liquidity portfolio only includes instruments that are high quality, such as Chilean sovereign risk and U.S. treasuries. After an active second quarter, the Bank realized less gains from the available-for-sale portfolio (AFS) in 3Q20.

Productivity continues to rise. Efficiency ratio of 38.9% in the quarter

Operating expenses increased 1.7% YoY and decreased 1.1% QoQ with the Bank's **efficiency ratio** reaching 41.5% in 3Q20 and 40.3% YTD, demonstrating good cost control. Productivity continues to rise with volumes (loans plus deposits) per branch increasing 15.4% YoY and volumes per employee rising 13.1% YoY despite the widespread lockdown for most of the quarter. YTD Operating expenses to total assets improved to 1.3% in 3Q20 compared to 1.8% in 3Q19. Moreover, in 4Q19 we acquired 51% Santander Consumer Finance, a company dedicated to auto loans. Adjusting for this acquisition, operating expenses would have decreased 0.5% YoY in 3Q20.

As a reminder, the Bank is in the middle of a 3-year investment plan totaling US$380 million for 2019-2021 assigned for digital transformation, which includes expanding the transformation of branches and back-office functions, investment in cyber security and increasing access of clients and non-clients to financial services, mainly through digital

channels. This strategy has been further validated by the COVID-19 lockdowns, driving our clients to the digital channels we have been developing. During 2019 we started to pilot the Workcafé 3.0 which are more focused on digital banking and are becoming our building block for the potential future design of our branches. Another part of our strategy is the payments systems. During July, the Bank officially created the Getnet subsidiary, which has been approved by the regulator and we are awaiting the final approval to begin operation shortly.

Operating expenses

	Quarter			Change %	
(Ch$mn)	**3Q20**	**2Q20**	**3Q19**	**3Q20/3Q19**	**3Q20/2Q20**
Personnel salaries and expenses	(103,741)	(102,748)	(104,985)	(1.2%)	1.0%
Administrative expenses	(62,041)	(64,180)	(57,381)	8.1%	(3.3%)
Depreciation & amortization	(26,643)	(27,556)	(26,762)	(0.4%)	(3.3%)
Operating expenses[1]	**(192,425)**	**(194,484)**	**(189,128)**	**1.7%**	**(1.1%)**
Impairment of property, plant and Equipment	-	-	-	--%	--%
Points of Sale	**365**	**367**	**381**	(4.2%)	**(0.5%)**
Standard	237	240	281	(15.7%)	(1.3%)
WorkCafé	54	53	50	8.0%	1.9%
Middle-market centers	7	7	7	0.0%	0.0%
Select	34	34	43	(20.9%)	0.0%
ATMs	**1,176**	**1,104**	**1,075**	**9.4%**	**6.5%**
Employees	10,792	11,028	11,037	(2.2%)	(2.1%)
Efficiency ratio[2]	**41.5%**	**38.9%**	**39.3%**	**-225bp**	**-266bp**
YTD Efficiency ratio[2]	**40.3%**	**39.7%**	**40.6%**	**+34bp**	**-59bp**
Volumes per branch (Ch$mn)[3]	165,935	168,513	143,762	15.4%	(1.5%)
Volumes per employee (Ch$mn)[4]	5,612	5,608	4,963	13.1%	0.1%
YTD Cost / Assets[5]	**1.3%**	**1.4%**	**1.8%**		

1. Excluding Impairment and Other operating expenses.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Loans + deposits over branches (points of sale).
4. Loans + deposits over employees.
5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

Personnel expenses increased 1.0% QoQ and decreased 1.2% YoY as lower variable compensations slightly offset higher bonus and gratification in the quarter compared to 2Q20. Headcount fell by 2.1% QoQ due to greater operational efficiencies.

Administrative expenses increased 8.1% YoY and decreased 3.3% QoQ in 3Q20. The Bank continues to increase spending in IT and communication expenses as it focuses efforts on improving the digital platforms for our clients and employees.

During the lockdowns, banks are considered essential services and therefore around 70% of the branches remained open while around 95% of our back office and headquarter personnel were working remotely. As the lockdowns have

been lifting the Bank has implemented a plan to ensure that around 25% of the central office employees can return to the office in 2-week shifts with health measures.

Productivity has continued to improve demonstrating the strength of our digital channels with 10 times more digital transactions than transactions in branches in the quarter.


Points of Sale
# of branches
-4.2%
381
365
09M19
09M20


Productivity per Point of Sale
Volumes1 per point of sale, Ch$mn
+15.4%
143,762
165,935
09M19
09M20


Productivity per employee
Volumes1 per employee, Ch$mn
+13.1%
4,963
5,612
09M19
09M20

1. Volumes= Loans+ Deposits

Amortization expenses decreased 0.4% YoY and 3.3% QoQ due to lower amortization of fixed assets and technological equipment, compensated in part by greater amortization of software and digital banking developments that the Bank is carrying out as part of our plan to improve productivity.

Other operating income, net & corporate tax

	Quarter			Change %	
(Ch$mn)	3Q20	2Q20	3Q19	3Q20/3Q19	3Q20/2Q20
Other operating income	3,964	5,528	5,973	(33.6%)	(28.3%)
Other operating expenses	(21,146)	(24,901)	(8,809)	140.0%	(15.1%)
Other operating income, net	**(17,182)**	**(19,373)**	**(2,836)**	**(505.9%)**	**11.3%**
Income from investments in associates and other companies	334	458	278	20.1%	(27.1%)
Income tax expense	**(32,751)**	**(29,777)**	**(37,825)**	**(13.4%)**	**10.0%**
Effective income tax rate	**23.5%**	**25.8%**	**21.4%**		

Other operating income, **net,** totaled a loss of Ch$17,182 million in 3Q20. Gross other operating income decreased 33.6% YoY as less income was recognized for repossessed assets in the quarter. Gross other operating expenses increased 140.0% YoY and decreased 15.1% QoQ. Since the start of the COVID-19 crisis in Chile, the Bank has recognized higher provisions for credit contingencies due to the ongoing crisis and in 3Q20 Ch$6,753 million in higher cost related to the implementation of teleworking and other safety measures for our employees and clients. Furthermore, with the implementation of the new fraud law which increases bank responsibility in cases where clients have been victim of fraud, the Bank is paying a higher premium for cyber-fraud insurance.

Income tax expenses in 3Q20 totaled Ch$32,751 million, a decrease of 13.4% YoY and an increase of 10.0% QoQ. For tax purposes, our capital must be restated for CPI inflation. As the CPI inflation remained low in 3Q20 our effective tax rate remained high at 23.5% in the quarter. In 4Q20 as inflation rises the effective tax rate should descend and for the full-year the effective tax rate should approach 21%.

YTD Income Tax[1]

			Change %
(Ch$mn)	Sept-20	Sept-19	Sept-20/Sept-19
Net income before tax	**430,820**	**551,867**	**(21.9%)**
Price level restatement of capital[2]	(69,706)	(78,346)	(11.0%)
Net income before tax adjusted for price level restatement	**361,114**	**473,521**	**(23.7%)**
Statutory Tax rate	27.0%	27.0%	+0bp
Income tax expense at Statutory rate	**(97,501)**	**(127,851)**	**(23.7%)**
Tax benefits[3]	3,425	10,586	(67.6%)
Income tax	**(94,076)**	**(117,265)**	**(19.8%)**
Effective tax rate	**21.8%**	**21.2%**	**+59bp**

1. This table is for informational purposes only. Please refer to note 13 in our financial statements for more details.
2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.
3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

Section 7: Credit risk ratings

International ratings

The Bank has credit ratings from four leading international agencies. In October, Fitch lowered the sovereign rating of Chile, leading to a downgrade of our rating by one notch from A to A-.

Moody's	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Negative

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Negative

Fitch	Rating
Foreign Currency Long-term Debt	A-
Local Currency Long-term Debt	A-
Foreign Currency Short-term Debt	F2
Local Currency Short-term Debt	F2
Viability rating	a-
Outlook	Negative

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Fitch Ratings	ICR
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Section 8: Ownership Structure

As of September 30, 2020

Ownership Structure



Free float
33%
Santander
Group
67%

Average daily traded volumes 9M20

US$ million



11.1
8.2
6.6
9M20
NYSE
Santiago
Stock
Exchange

Total shareholder return

Santander ADR vs. SP500 (Base 100 = 12/31/2019)



BSAC US
SP500
120
110
100
90
80
70
60
100.0
104.7
61.9
31-12-2019
31-01-2020
29-02-2020
31-03-2020
30-04-2020
31-05-2020
30-06-2020
31-07-2020
31-08-2020
30-09-2020

Total shareholder return

Santander vs. IPSA Index (Base 100 = 12/31/2019)



BSAN
IPSA
110
100
90
80
70
60
50
75.7
62.8
12/31/2019
1/31/2020
2/29/2020
3/31/2020
4/30/2020
5/31/2020
6/30/2020
7/31/2020
8/31/2020
9/30/2020

Share Price

ADR Price (US$) 9M20

09/30/2020:	13.86
Maximum (9M20):	24.20
Minimum (9M20):	11.90

Local Share Price (Ch$) 9M20

09/30/2020	27.30
Maximum (9M20):	46.69
Minimum (9M20):	25.28

Stock Information

Market Capitalization:	US$6,478 million
P/E 12month trailing*:	10.6x
P/BV (09/30/20)**:	1.38
Dividend yield***:	2.7%

* Price as of September 30, 2020 / 12mth. earnings
** Price as of September 30, 2020/Book value as of 09/30/20
***Based on closing price on record date of last dividend payment

Dividends

Year paid	Ch$/share	% of previous year's earnings
2017	1.75	70%
2018	2.25	75%
2019	1.88	60%
2020	0.88	30%

Annex 1: Balance sheet
Unaudited Balance Sheet

	Sept-20	Sept-20	Sept-19	Sept-20/Sept-19
	US$ Ths[1]	Ch$ Million		% Chg.
Cash and deposits in banks	4,092,765	3,210,078	2,108,704	52.2%
Cash items in process of collection	697,018	546,692	485,672	12.6%
Trading investments	176,840	138,701	113,767	21.9%
Investments under resale agreements	101,737	79,795	-	--%
Financial derivative contracts	13,265,407	10,404,457	7,304,132	42.4%
Interbank loans, net	13,767	10,798	4,130	161.5%
Loans and account receivables from customers, net	43,179,792	33,867,206	31,080,808	9.0%
Available for sale investments	7,628,238	5,983,056	3,050,341	96.1%
Held-to-maturity investments	-	-	-	--%
Investments in associates and other companies	13,167	10,327	10,191	1.3%
Intangible assets	94,154	73,848	63,846	15.7%
Property, plant and equipment	233,924	183,474	185,158	(0.9%)
Right of use assets	251,902	197,574	209,825	(5.8%)
Current taxes	-	-	28,419	(100.0%)
Deferred taxes	673,737	528,432	430,848	22.6%
Other assets	2,465,869	1,934,055	1,503,598	28.6%
Total Assets	**72,888,316**	**57,168,493**	**46,579,439**	**22.7%**
Deposits and other demand liabilities	17,732,174	13,907,876	9,463,459	47.0%
Cash items in process of being cleared	555,166	435,433	248,520	75.2%
Obligations under repurchase agreements	323,310	253,582	285,840	(11.3%)
Time deposits and other time liabilities	15,017,145	11,778,397	13,404,816	(12.1%)
Financial derivatives contracts	12,812,653	10,049,348	6,606,406	52.1%
Interbank borrowings	8,155,983	6,396,982	2,040,967	213.4%
Issued debt instruments	10,893,889	8,544,404	9,266,604	(7.8%)
Other financial liabilities	204,409	160,324	187,647	(14.6%)
Leasing contract obligations	187,564	147,112	152,103	(3.3%)
Current taxes	71,488	56,070	-	--%
Deferred taxes	131,260	102,951	98,379	4.6%
Provisions	434,502	340,793	267,836	27.2%
Other liabilities	1,614,225	1,266,085	1,151,524	9.9%
Total Liabilities	**68,133,766**	**53,439,357**	**43,174,101**	**23.8%**
Equity				
Capital	1,136,388	891,303	891,303	0.0%
Reserves	2,985,970	2,341,986	2,159,783	8.4%
Valuation adjustments	18,085	14,185	2,546	457.1%
Retained Earnings:				
Retained earnings from prior years	211,171	165,628	-	--%
Income for the period	425,856	334,012	435,386	(23.3%)
Minus: Provision for mandatory dividends	(127,757)	(100,204)	(130,616)	(23.3%)
Total Shareholders' Equity	4,649,714	3,646,910	3,358,402	8.6%
Non-controlling interest	104,836	82,226	46,936	75.2%
Total Equity	**4,754,550**	**3,729,136**	**3,405,338**	**9.5%**
Total Liabilities and Equity	**72,888,316**	**57,168,493**	**46,579,439**	**22.7%**

1. The exchange rate used to calculate the figures in dollars was Ch$784.33 / US$1

Annex 2: YTD income statements

Unaudited YTD Income Statement

	Sept-20	Sept-20	Sept-19	Sept-20/Sept-19
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	2,024,159	1,587,609	1,694,570	(6.3%)
Interest expense	(557,672)	(437,399)	(653,540)	(33.1%)
Net interest income	**1,466,487**	**1,150,210**	**1,041,030**	**10.5%**
Fee and commission income	423,308	332,013	370,973	(10.5%)
Fee and commission expense	(170,539)	(133,759)	(160,589)	(16.7%)
Net fee and commission income	**252,769**	**198,254**	**210,384**	**(5.8%)**
Net income (expense) from financial operations	213,596	167,530	28,609	485.6%
Net foreign exchange gain	(38,248)	(29,999)	123,966	(124.2%)
Total financial transactions, net	**175,348**	**137,531**	**152,575**	**(9.9%)**
Other operating income	20,276	15,903	15,920	(0.1%)
Net operating profit before provisions for loan losses	**1,914,880**	**1,501,898**	**1,419,909**	**5.8%**
Provision for loan losses	**(543,375)**	**(426,185)**	**(268,443)**	**58.8%**
Net operating profit	**1,371,506**	**1,075,713**	**1,151,466**	**(6.6%)**
Personnel salaries and expenses	(390,554)	(306,323)	(304,293)	0.7%
Administrative expenses	(242,047)	(189,845)	(178,046)	6.6%
Depreciation and amortization	(104,437)	(81,913)	(78,441)	4.4%
Op. expenses excl. Impairment and Other operating expenses	**(737,038)**	**(578,081)**	**(560,780)**	**3.1%**
Impairment of property, plant and equipment	(813)	(638)	-	--%
Other operating expenses	(85,556)	(67,104)	(39,640)	69.3%
Total operating expenses	**(823,407)**	**(645,823)**	**(600,420)**	**7.6%**
Operating income	**548,098**	**429,890**	**551,046**	**(22.0%)**
Income from investments in associates and other companies	1,186	930	821	13.3%
Income before tax	**549,284**	**430,820**	**551,867**	**(21.9%)**
Income tax expense	(119,944)	(94,076)	(117,265)	(19.8%)
Net income from ordinary activities	**429,340**	**336,744**	**434,602**	**(22.5%)**
Net income discontinued operations	-	-	1,699	(100.0%)
Net consolidated income	429,340	336,744	436,301	(22.8%)
Net income attributable to:				
Non-controlling interest	3,483	2,732	915	198.6%
Net income attributable to equity holders of the Bank	**425,856**	**334,012**	**435,386**	**(23.3%)**

1. The exchange rate used to calculate the figures in dollars was Ch$784.33 / US$1

Annex 3: Quarterly income statements

Unaudited Quarterly Income Statement

	3Q20	3Q20	2Q20	3Q19	3Q20/3Q19	3Q20/2Q20
	US$ Ths[1]		Ch$ Million		% Chg.	
Interest income	553,921	434,457	512,718	557,708	(22.1%)	(15.3%)
Interest expense	(67,432)	(52,889)	(132,375)	(209,754)	(74.8%)	(60.0%)
Net interest income	**486,489**	**381,568**	**380,343**	**347,954**	**9.7%**	**0.3%**
Fee and commission income	133,931	105,046	101,317	126,246	(16.8%)	3.7%
Fee and commission expense	(55,407)	(43,457)	(39,057)	(54,511)	(20.3%)	11.3%
Net fee and commission income	**78,524**	**61,589**	**62,260**	**71,735**	**(14.1%)**	**(1.1%)**
Net income (expense) from financial operations	(61,888)	(48,541)	60,377	5,698	(951.9%)	(180.4%)
Net foreign exchange gain	109,650	86,002	16,846	59,016	45.7%	410.5%
Total financial transactions, net	**47,762**	**37,461**	**77,223**	**64,714**	**(42.1%)**	**(51.5%)**
Other operating income	5,054	3,964	5,528	5,973	(33.6%)	(28.3%)
Net operating profit before provisions for loan losses	**617,829**	**484,582**	**525,354**	**490,376**	**(1.2%)**	**(7.8%)**
Provision for loan losses	**(168,618)**	**(132,252)**	**(191,063)**	**(115,821)**	**14.2%**	**(30.8%)**
Net operating profit	**449,211**	**352,330**	**334,291**	**374,555**	**(5.9%)**	**5.4%**
Personnel salaries and expenses	(132,267)	(103,741)	(102,748)	(104,985)	(1.2%)	1.0%
Administrative expenses	(79,101)	(62,041)	(64,180)	(57,381)	8.1%	(3.3%)
Depreciation and amortization	(33,969)	(26,643)	(27,556)	(26,762)	(0.4%)	(3.3%)
Op. expenses excl. Impairment and Other operating expenses	**(245,337)**	**(192,425)**	**(194,484)**	**(189,128)**	**1.7%**	**(1.1%)**
Impairment of property, plant and equipment	-	-	-	-	--%	--%
Other operating expenses	(26,961)	(21,146)	(24,901)	(8,809)	140.0%	(15.1%)
Total operating expenses	**(272,297)**	**(213,571)**	**(219,385)**	**(197,937)**	**7.9%**	**(2.7%)**
Operating income	**176,914**	**138,759**	**114,906**	**176,618**	**(21.4%)**	**20.8%**
Income from investments in associates and other companies	426	334	458	257	30.0%	(27.1%)
Income before tax	**177,340**	**139,093**	**115,364**	**176,875**	**(21.4%)**	**20.6%**
Income tax expense	(41,757)	(32,751)	(29,777)	(37,825)	(13.4%)	10.0%
Net income from ordinary activities	**135,583**	**106,342**	**85,587**	**139,050**	**(23.5%)**	**24.3%**
Net income discontinued operations	-	-	-	-	--%	--%
Net consolidated income	**135,583**	**106,342**	**85,587**	**139,050**	**(23.5%)**	**24.3%**
Net income attributable to:						
Non-controlling interest	1,534	1,203	728	347	246.7%	65.2%
Net income attributable to equity holders of the Bank	**134,049**	**105,139**	**84,859**	**138,724**	**(24.2%)**	**23.9%**

1. The exchange rate used to calculate the figures in dollars was Ch$784.33 / US$1

Annex 4: Quarterly evolution of main ratios and other information

(Ch$ millions)	3Q19	4Q19	1Q20	2Q20	3Q20
Loans					
Consumer loans	5,062,334	5,539,057	5,451,276	5,067,641	4,927,492
Residential mortgage loans	10,899,784	11,262,995	11,664,135	11,930,763	12,103,546
Commercial loans	15,938,951	15,914,831	17,226,800	18,280,832	17,838,247
Interbank loans	4,138	14,852	12,948	8,727	10,813
Total loans (including interbank)	**31,905,205**	**32,731,735**	**34,355,159**	**35,287,963**	**34,880,098**
Allowance for loan losses	(820,261)	(893,148)	(906,977)	(978,589)	(1,002,079)
Total loans, net of allowances	**31,084,946**	**31,838,587**	**33,448,182**	**34,309,374**	**33,878,019**
Deposits					
Demand deposits	9,463,459	10,297,432	11,047,625	12,411,024	13,907,876
Time deposits	13,404,816	13,192,817	14,210,320	14,145,381	11,778,397
Total deposits	**22,868,275**	**23,490,249**	**25,257,945**	**26,556,405**	**25,686,273**
Mutual funds (Off balance sheet)	6,687,626	6,524,098	6,979,195	7,788,038	8,328,632
Total customer funds	**29,555,901**	**30,014,347**	**32,237,140**	**34,344,443**	**34,014,905**
Loans / Deposits[1]	**95.4%**	**95.1%**	**91.5%**	**93.6%**	**98.6%**
Average balances					
Avg. interest earning assets	34,504,184	35,813,783	36,919,662	40,190,322	40,963,069
Avg. Loans	31,470,538	32,460,418	33,574,758	34,775,498	35,015,233
Avg. assets	44,360,354	49,488,714	54,220,552	60,430,179	58,923,964
Avg. demand deposits	9,020,898	9,829,619	10,521,417	11,814,412	13,154,324
Avg equity	3,322,048	3,362,656	3,425,277	3,587,937	3,643,009
Avg. free funds (demand plus equity)	12,342,945	13,192,275	13,946,694	15,402,349	16,797,333
Capitalization					
Risk weighted assets	33,025,025	33,478,951	35,972,079	36,238,926	34,095,749
Tier I (Shareholders' equity)	3,358,402	3,390,823	3,494,433	3,613,823	3,646,910
Tier II	856,484	913,578	1,089,880	1,666,390	1,510,709
Regulatory capital	4,214,886	4,304,401	4,584,313	5,280,213	5,157,619
Tier I ratio	**10.2%**	**10.1%**	**9.7%**	**10.0%**	**10.7%**
BIS ratio	**12.8%**	**12.9%**	**12.7%**	**14.6%**	**15.1%**
Profitability & Efficiency					
Net interest margin (NIM)[2]	**4.0%**	**4.2%**	**4.2%**	**3.8%**	**3.7%**
Efficiency ratio[3]	39.3%	38.3%	40.6%	38.9%	41.5%
Costs / assets[4]	1.7%	1.5%	1.4%	1.3%	1.3%
Avg. Demand deposits / interest earning assets	26.1%	27.4%	28.5%	29.4%	32.1%
Return on avg. Equity	**16.7%**	**13.9%**	**16.8%**	**9.5%**	**11.5%**
Return on avg. Assets	1.3%	0.9%	1.1%	0.6%	0.7%
Return on RWA	2.0%	1.6%	1.9%	1.2%	1.2%

(Ch$ millions)	3Q19	4Q19	1Q20	2Q20	3Q20
Asset quality					
Impaired loans[5]	**1,852,359**	**1,916,609**	**1,957,827**	**1,875,052**	**1,845,310**
Non-performing loans (NPLs) [6]	**633,259**	**671,336**	**679,232**	**664,754**	**543,246**
Past due loans[7]	351,165	360,620	374,181	381,012	354,105
Loan loss reserves	(820,261)	(893,148)	(906,977)	(978,589)	(1,002,079)
Impaired loans / total loans	5.8%	5.9%	5.7%	5.3%	5.3%
NPLs / total loans	2.0%	2.1%	2.0%	1.9%	1.6%
PDL / total loans	1.1%	1.1%	1.1%	1.1%	1.0%
Coverage of NPLs (Loan loss allowance / NPLs)	129.5%	133.0%	133.5%	147.2%	184.5%
Coverage of PDLs (Loan loss allowance / PDLs)	233.6%	247.7%	242.4%	256.8%	283.0%
Risk index (Loan loss allowances / Loans) [8]	2.6%	2.7%	2.6%	2.8%	2.9%
Cost of credit (prov expense annualized / avg. loans)	1.5%	1.9%	1.2%	2.2%	1.5%
Clients and service channels (#)					
Total clients	3,411,170	3,418,185	3,462,655	3,461,403	3,509,957
Digital clients	**1,189,054**	**1,216,360**	**1,268,260**	**1,299,712**	**1,425,857**
Current account holders (including Superdigital and Life)	1,087,343	1,142,078	1,221,650	1,278,235	1,350,251
Branches	**381**	**377**	**368**	**367**	**365**
ATMs (includes depositary ATMs)	1,075	1,088	1,093	1,104	1,176
Employees	11,037	11,200	11,067	11,028	10,792
Market information (period-end)					
Net income per share (Ch$)	**0.74**	**0.62**	**0.76**	**0.45**	**0.56**
Net income per ADR (US$)	**0.40**	**0.33**	**0.36**	**0.22**	**0.28**
Stock price	51.37	43	33.00	33.60	27.3
ADR price	28	23.07	15.13	16.4	13.86
Market capitalization (US$mn)	13,187	11,180	7,008	8,386	6,478
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly UF inflation rate[9]	0.5%	0.9%	1.0%	0.3%	0.0%
Central Bank monetary policy reference rate (nominal)	2.00%	1.75%	0.50%	0.50%	0.50%
Observed Exchange rate (Ch$/US$) (period-end)	728.60	747.37	853.78	821.40	784.33

1. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio = (Net interest income+ Net fee and commission income +Financial transactions net + Other operating income +Other operating expenses) divided by (Personnel expenses + Administrative expenses + Depreciation). Excludes impairment charges
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and CMF guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.